Explorer Fund Shareholder Report Proxy Voting Results

At a special meeting of shareholders on July 2, 2009, fund shareholders approved the following three proposals:

Proposal 1-Elect trustees for the fund

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Messrs. McNabb and Volanakis (both of whom already served as directors of The Vanguard Group, Inc.) served as trustees to the fund prior to the shareholder meeting.

Trustee                            For         Withheld           Percentage For
John J. Brennan            103,465,394        2,806,805                    97.4%
Charles D. Ellis           103,271,931        3,000,269                    97.2%
Emerson U. Fullwood        103,377,134        2,895,066                    97.3%
Rajiv L. Gupta             103,330,487        2,941,713                    97.2%
Amy Gutmann                103,464,972        2,807,228                    97.4%
JoAnn Heffernan Heisen     103,384,202        2,887,997                    97.3%
F. William McNabb III      103,465,892        2,806,307                    97.4%
Andre F. Perold            103,336,178        2,936,021                    97.2%
Alfred M. Rankin Jr.       103,446,662        2,825,537                    97.3%
Peter F. Volanakis         103,513,635        2,758,565                    97.4%


Proposal 2: - Update and standardize the fund's fundamental policies regarding:

(a) Purchasing and selling real estate.
(b) Issuing senior securities.
(c) Borrowing money.
(d) Making loans.
(e) Purchasing and selling commodities.
(f) Concentrating investments in a particular industry or group of industries.
(g) Eliminating outdated fundamental investment policies not required by law.

The revised fundamental policies are clearly stated and simple, yet comprehensive, making oversight and compliance more efficient than under the former policies. The revised fundamental policies will allow the fund to respond more quickly to regulatory and market changes, while avoiding the costs and delays associated with successive shareholder meetings.

                       For       Abstain      Against       Broker    Percentage
                                                         Non-Votes           For

Explorer Fund
2a              99,658,844     1,193,928    3,315,368     2,104,060        93.8%
2b              98,828,846     1,332,443    4,006,843     2,104,068        93.0%
2c              95,245,834     1,371,183    7,551,118     2,104,064        89.6%
2d              97,146,896     1,351,338    5,669,899     2,104,066        91.4%
2e              97,677,627     1,273,287    5,217,220     2,104,066        91.9%
2f              99,392,168     1,259,395    3,516,572     2,104,065        93.5%
2g              99,510,365     1,235,084    3,422,685     2,104,065        93.6%

Proposal 3 - Institute procedures to prevent holding investments in companies that, in the judgement of the board, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. The trustees recommended a vote against this proposal because it called for procedures that duplicate existing practices and procedures of the Vanguard funds.

                      For       Abstain     Against       Broker      Percentage
                                                       Non-Votes             For

Explorer Fund  11,570,118     4,697,780  87,900,228    2,104,073           10.9%